Exhibit 99.3
FOUNDRY NETWORKS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	June 30,	December 31,
	2008	2007
	(unaudited)	(1)
ASSETS
Current assets:
Cash and cash equivalents	$257,940	$331,961
Short-term investments	590,906	575,645
Accounts receivable, net of allowances for doubtful accounts of $2,196 and $2,107 and sales returns of $1,897 and $2,626 at June 30, 2008 and December 31, 2007, respectively	112,362	124,234
Inventories	49,531	42,384
Deferred tax assets	45,828	44,207
Prepaid expenses and other assets	14,294	12,439

Total current assets	1,070,861	1,130,870
Property and equipment, net	7,616	9,658
Investments	101,273	58,062
Deferred tax assets	39,284	35,007
Other assets	5,697	5,234

Total assets	$1,224,731	$1,238,831

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$21,627	$23,892
Accrued payroll and related expenses	40,753	50,806
Other accrued expenses	12,441	12,382
Deferred revenue	61,922	52,981

Total current liabilities	136,743	140,061
Deferred revenue	28,446	27,786
Income taxes payable	12,833	11,860
Other long-term liabilities	460	475

Total liabilities	178,482	180,182

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.0001 par value:
Authorized - 5,000 shares at June 30, 2008 and December 31, 2007; None issued and outstanding as of June 30, 2008 and December 31, 2007	—	—
Common stock, $0.0001 par value:
Authorized - 300,000 shares at June 30, 2008 and December 31, 2007:
Issued and outstanding – 144,870 and 148,700 shares at June 30, 2008 and December 31, 2007, respectively	14	15
Additional paid-in capital	867,049	829,910
Accumulated other comprehensive loss	(6,981)	(789)
Retained earnings	186,167	229,513

Total stockholders’ equity	1,046,249	1,058,649

Total liabilities and stockholders’ equity	$1,224,731	$1,238,831

(1)	Derived from audited consolidated financial statements as of December 31, 2007.
The accompanying notes are an integral part of these condensed consolidated financial statements.

FOUNDRY NETWORKS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)
(in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Net revenue:
Product	$134,843	$120,784	$260,705	$236,002
Service	25,836	22,456	50,029	43,051

Total net revenue	160,679	143,240	310,734	279,053

Cost of revenue:
Product	51,591	51,695	100,006	102,832
Service	7,596	5,444	15,779	10,910

Total cost of revenue	59,187	57,139	115,785	113,742

Gross margin	101,492	86,101	194,949	165,311

Operating expenses:
Research and development	21,925	17,853	43,653	39,103
Sales and marketing	46,391	38,470	93,527	78,560
General and administrative	10,205	11,771	22,044	22,704
Other charges, net	—	3,067	—	5,600

Total operating expenses	78,521	71,161	159,224	145,967

Income from operations	22,971	14,940	35,725	19,344
Interest and other income, net	6,428	10,514	15,728	20,897

Income before provision for income taxes	29,399	25,454	51,453	40,241
Provision for income taxes	11,073	9,822	19,221	15,518

Net income	$18,326	$15,632	$32,232	$24,723

Basic net income per share	$0.13	$0.11	$0.22	$0.17

Weighted-average shares used in computing basic net income per share	145,092	147,285	146,163	147,194

Diluted net income per share	$0.12	$0.10	$0.21	$0.16

Weighted-average shares used in computing diluted net income per share	149,059	154,034	150,219	153,668

The accompanying notes are an integral part of these condensed consolidated financial statements.

FOUNDRY NETWORKS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands)

	Six Months Ended June 30,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$32,232	$24,723
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,129	5,649
Stock-based compensation expense	25,159	19,515
Provision for doubtful accounts	89	(230)
Provision for sales returns	(729)	(888)
Inventory provisions	4,274	3,035
Benefit for deferred income taxes	(5,898)	(5,500)
Excess tax benefits from stock-based compensation	(555)	(934)
Changes in operating assets and liabilities:
Accounts receivable	12,513	(12,718)
Inventories	(11,411)	(10,665)
Prepaid expenses and other assets	(3,860)	(6,290)
Accounts payable	(2,263)	1,414
Accrued payroll and related expenses	(10,053)	108
Income taxes payable	564	6,641
Other accrued expenses	43	287
Deferred revenue	9,600	9,069

Net cash provided by operating activities	54,834	33,216

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of available-for-sale investments	(25,950)	(21,725)
Purchases of held-to-maturity investments	(502,479)	(376,324)
Proceeds from sales of available-for-sale investments	25,300	37,700
Proceeds from maturities of held-to-maturity investments	438,634	287,720
Purchases of property and equipment, net	(1,625)	(4,093)

Net cash used in investing activities	(66,120)	(76,722)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuances of common stock under stock plans, net of repurchases	12,459	4,486
Repurchase and retirement of common stock	(75,580)	—
Excess tax benefits from stock-based compensation	555	934

Net cash provided by (used in) financing activities	(62,566)	5,420

Decrease in cash and cash equivalents	(73,852)	(38,086)
Effect of exchange rate changes on cash	(169)	(121)
Cash and cash equivalents, beginning of period	331,961	258,137

Cash and cash equivalents, end of period	$257,940	$219,930

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes, net of refunds	$27,131	$18,229

The accompanying notes are an integral part of these condensed consolidated financial statements.

FOUNDRY NETWORKS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(information for the three and six months ended June 30, 2008 and 2007 is unaudited)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Description of Business
     Founded in 1996, Foundry Networks, Inc. (“Foundry” or the “Company”) designs, develops, manufactures, markets and sells a comprehensive, end-to-end suite of high performance data networking solutions, including Ethernet Layer 2-7 switches and Metro and Internet routers. Foundry sells its products and services worldwide through its own direct sales force, resellers and integration partners. The Company’s customers include Internet Service Providers (ISPs), Metro Service Providers, government agencies and various enterprises including education, healthcare, entertainment, technology, energy, financial services, retail, aerospace, transportation, and e-commerce companies.
     Basis of Presentation
     The unaudited condensed consolidated financial statements included herein have been prepared by Foundry in accordance with United States generally accepted accounting principles and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) and include the accounts of Foundry and its wholly-owned subsidiaries (collectively “Foundry”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” “Quantitative and Qualitative Disclosures About Market Risk,” and the Consolidated Financial Statements and Notes thereto included in the Foundry Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC.
     The unaudited condensed consolidated financial statements included herein reflect all adjustments, including normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the periods presented. The condensed consolidated results of operations for the three and six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for future quarters or for the year ending December 31, 2008.
     Principles of Consolidation
     The condensed consolidated financial statements reflect the operations of Foundry and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.
     Reclassifications
     Certain prior period amounts on the condensed consolidated balance sheets and condensed consolidated statements of cash flows have been reclassified to conform to the June 30, 2008 presentation.
     Use of Estimates
     The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates, judgments, and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates. Estimates, judgments and assumptions are used in the recognition of revenue, stock-based compensation, accounting for allowances for doubtful accounts and sales returns, inventory provisions, product warranty liability, valuation of investments, income taxes, deferred tax assets, contingencies and similar items. Estimates, judgments, and assumptions are reviewed periodically by management and the effects of revisions are reflected in the condensed consolidated financial statements in the period in which they are made.

     Cash Equivalents and Investments
     The Company considers all investments with insignificant interest rate risk and with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents consist of corporate and government debt securities, and cash deposited in checking and money market accounts. The Company’s investments are maintained and managed at three major financial institutions. Its investment portfolio, excluding auction rate securities, is classified as held-to-maturity and is recorded at amortized cost, and includes only securities with original maturities of less than two years and with secondary or resale markets to ensure portfolio liquidity.
     Investments with original maturities greater than 90 days that mature less than one year from the consolidated balance sheet date are classified as short-term investments. Investments with maturities greater than one year from the consolidated balance sheet date are classified as long-term investments. Auction rate securities are classified on the Company’s consolidated balance sheet based on an assessment of their liquidity. Auction rate securities are generally considered short-term investments since they have fixed reset dates within one year designed to allow investors to exit these instruments at par even though the underlying municipal note may have an original maturity of as much as 40 years. Auctions for these securities began failing, that is, sell orders began to exceed buy orders, in the first quarter of 2008 and have continued to fail throughout the second quarter. The Company’s ability to exit these instruments in the short-term is not guaranteed. The Company performs an assessment for auction rate securities with failed auctions. Based on this assessment, instruments are classified on the balance sheet based on an estimated date when liquidity returns to these securities. During the second quarter of 2008, issuers of auction rate securities, similar to those held by the Company, began to call certain of their auction rate securities at par. The Company has been notified that one of its auction rate securities, representing approximately 3% of its auction rate portfolio, was called at par, payable on the next reset date during the third quarter of 2008. Notwithstanding this notification, there is no guarantee that any portion of Foundry’s auction rate portfolio will be called at par or otherwise regain liquidity.
     Foundry’s auction rate securities are classified as available-for-sale and are carried at fair value. Any unrealized gains and losses are recorded as a component of accumulated other comprehensive income. All other investments, which include municipal bonds, corporate bonds, and federal agency securities, are classified as held-to-maturity and are stated at amortized cost. The Company does not recognize changes in the fair value of held-to-maturity investments in income unless a decline in value is considered other-than-temporary.
     The Company monitors its investments for impairment on a quarterly basis and determines whether a decline in fair value is other-than-temporary by considering factors such as current economic and market conditions, the credit rating of the security’s issuer, the length of time an investment’s fair value has been below its carrying value, the interval between auction periods, whether or not there have been any failed auctions, and the Company’s ability and intent to hold investments to maturity. If an investment’s decline in fair value is caused by factors other than changes in interest rates and is deemed to be other-than-temporary, the Company would reduce the investment’s carrying value to its estimated fair value, as determined based on quoted market prices or liquidation values. Declines in value judged to be other-than-temporary, if any, are recorded in the Company’s statement of income as incurred.
     Valuation of Investments
     In valuing investments, Foundry predominantly uses market data or data derived from market sources. When market data is not available, such as when the investment is illiquid, the Company employs a cash-flow-based modeling technique to arrive at the recorded fair value. This process involves incorporating assumptions about the anticipated term and the yield that a market participant would require to purchase the security in the marketplace.
     Fair Value Measurement
     Effective January 1, 2008, Foundry adopted certain of the provisions of FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) , which the FASB issued in September 2006. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also requires expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. In February 2008, the FASB issued Staff Position (“FSP”) 157-2, which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company elected to delay the adoption date for the portions of SFAS 157 impacted by FSP 157-2, and, as a result, it adopted a portion of the provisions of SFAS 157. The partial adoption of SFAS 157 was prospective and did not have a significant effect on the Company’s consolidated results of operations and financial condition as the result of adoption. The Company is currently evaluating the impact of measuring the remaining nonfinancial assets and nonfinancial liabilities under FSP No. 157-2 on its results of operations and financial condition.
     In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:
•	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment. Foundry’s cash equivalents and investments utilizing Level 1 inputs include U.S. Government Treasuries and money market funds.
•	Level 2—Valuations based on quoted prices in markets that are not considered to be active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Foundry’s cash equivalents and investments utilizing Level 2 inputs include government sponsored securities and municipal bonds.
•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Investments utilizing Level 3 inputs are the Company’s auction rate securities that are not traded in active markets or are subject to transfer restrictions. Valuations are performed to adjust for illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used.
     The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors including the type of instrument and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
     Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. Refer to Note 3. “Fair Value Disclosures” in the Notes to Condensed Consolidated Financial Statements for the disclosure of the Levels of inputs used to determine fair value.
     Concentrations
     Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash equivalents, short and long-term investments, and accounts receivable. Foundry seeks to reduce credit risk on financial instruments by investing in high-quality debt issuances and, by policy, limits the amount of credit exposure with any one issuer or fund. Additionally, the Company grants credit only to customers deemed credit worthy in the judgment of management.
     Certain components, including integrated circuits and power supplies, used in Foundry’s products are purchased from sole sources. Such components may not be readily available from other suppliers as the development period required to fabricate such components can be lengthy. The inability of a supplier to fulfill the Company’s production requirements, or the time required for Foundry to identify new suppliers if a relationship is terminated, could negatively affect the Company’s future results of operations.
     Stock- Based Compensation
     The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payment, (“SFAS 123R”) which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors including employee stock options, restricted stock, restricted stock units and employee purchases under the Company’s 1999 Employee Stock Purchase Plan based on estimated fair values.
     Valuation of Stock-Based Compensation
     SFAS 123R requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations. Foundry has selected the Black-Scholes option-pricing model to value stock-based payments under SFAS 123R. The Black-Scholes option-pricing model includes assumptions regarding expected stock price volatility, option lives, dividend yields, and risk-free interest rates. These assumptions reflect Foundry’s best estimates, but involve uncertainties based on market conditions generally outside of the Company’s control.
     The fair value of stock option grants and employee stock purchases for the three and six months ended June 30, 2008, and 2007 were estimated using the following weighted-average assumptions:

	Three Months Ended June 30, 2008		Six Months Ended June 30, 2008
	Stock Option Plan	Purchase Plan	Stock Option Plan	Purchase Plan
Risk free interest rate	2.9%	3.4%	2.4%	4.0%
Expected term (in years)	3.6 years	1.7 years	3.3 years	1.6 years
Dividend yield	0%	0%	0%	0%
Volatility of common stock	39%	43%	41%	42%
Weighted-average fair value	$4.20	$4.69	$4.03	$4.38

	Three Months Ended June 30, 2007		Six Months Ended June 30, 2007
	Stock Option Plan	Purchase Plan	Stock Option Plan	Purchase Plan
Risk free interest rate	4.7%	5.0%	4.7%	4.9%
Expected term (in years)	4.0 years	1.5 years	3.8 years	1.3 years
Dividend yield	0%	0%	0%	0%
Volatility of common stock	41%	42%	40%	43%
Weighted-average fair value	$5.89	$3.83	$5.44	$3.67
     Risk-Free Interest Rate. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.
     Expected Term. Prior to fiscal year 2006, the expected term of options granted was based on historical experience as well as the contractual terms and vesting periods of the options. For options granted during 2006 and 2007, the expected term of the options was derived from the average midpoint between vesting and the contractual term, as described in SAB 107. The midpoint approach was used during 2006 and 2007 since the expected life of the options could not be estimated due to the fact that the terms of the options were significantly changed in 2005. In 2005, the Company began granting stock option awards that have a contractual life of five years from the date of grant. Prior to 2005, stock option awards generally had a ten year contractual life from the date of grant. In 2008, the Company deemed that it has sufficient historical information on which to base its expected life assumption. The change to using historic experience as the basis for the estimated expected life was not material for options granted during the three and six months ended June 30, 2008.
     Expected Dividend. The Company has never paid cash dividends on its capital stock and does not expect to pay cash dividends in the foreseeable future.
     Expected Volatility. Based on guidance provided in SFAS 123R and SAB 107, the volatility assumptions for the three and six months ended June 30, 2008 and 2007 were based on a combination of historical and implied volatility. The expected volatility of stock options is based upon equal weightings of the historical volatility of Foundry’s stock and the implied volatility of traded options, having a life of at least six months, on Foundry’s stock. Management believes that a blend of implied volatility and historical volatility is more reflective of market conditions and a better indicator of expected volatility than using purely historical volatility.
     Estimated Forfeitures. Compensation expense is based on awards ultimately expected to vest and reflects estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. During the six months ended June 30, 2008, the Company revised its estimate of forfeitures to 2% for the Board of Directors and 7% for all other employees based on actual historical option forfeitures from its previously estimated overall forfeiture rate of 11% in fiscal year 2007. The Company recorded an additional $0.9 million of stock based compensation during the three months ending March 31, 2008 resulting from the change in estimate.

     Computation of Per Share Amounts
     Basic earnings per share (“EPS”) has been calculated using the weighted-average number of shares of common stock outstanding during the period, less options and restricted shares subject to repurchase. Diluted EPS has been calculated using the weighted-average number of shares of common stock outstanding during the period and potentially dilutive weighted-average common stock equivalents. Weighted-average common stock equivalents include the potentially dilutive effect of in-the-money stock options and restricted stock, and is determined based on the average share price for each period using the treasury stock method. The treasury stock method includes the tax-effected proceeds that would be received assuming the exercise of all in-the-money stock options and assuming that restricted stock is used to repurchase shares in the open market. Certain common stock equivalents were excluded from the calculation of diluted EPS since the exercise price of these common stock equivalents was greater than the average market price of the common stock for the respective period and, therefore, their inclusion would have been anti-dilutive.
     Revenue Recognition
     General. Foundry generally sells its products through its direct sales force, resellers and integration partners. The Company generates the majority of its revenue from sales of chassis and stackable-based networking equipment, with the remainder of its revenue primarily coming from customer support fees. The Company applies the principles of SEC Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition, and recognizes revenue when persuasive evidence of an arrangement exists, delivery or performance has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Evidence of an arrangement generally consists of customer purchase orders and, in certain instances, sales contracts or agreements. Typically, customer purchase orders are treated as separate arrangements based on the nature of Foundry’s business. Shipping terms and related documents, or written evidence of customer acceptance, when applicable, are used to verify delivery or performance. The Company assesses whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment. Foundry assesses collectibility based on the creditworthiness of the customer as determined by its credit checks and the customer’s payment history. It is Foundry’s practice to identify an end-user prior to shipment to a value-added reseller.
     When sales arrangements contain multiple elements (e.g., hardware and support), the Company applies the provisions of EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, (“EITF 00-21”), to determine the separate units of accounting that exist within the arrangement. If more than one unit of accounting exists, the arrangement consideration is allocated to each unit of accounting using either the relative fair value method or the residual fair value method as prescribed by EITF 00-21. Revenue is recognized for each unit of accounting when the revenue recognition criteria described in the preceding paragraph have been met for that unit of accounting.
     Product. Product revenue is generally recognized upon transfer of title and risk of loss, which is generally upon shipment. If an acceptance period or other contingency exists, revenue is recognized upon the earlier of customer acceptance or expiration of the acceptance period, or upon satisfaction of the contingency. Shipping and handling charges billed to customers are included in product revenue, and the related shipping costs are included in cost of product revenue.
     Services. Service revenue consists primarily of fees for customer support services. Foundry’s suite of customer support programs provides customers hardware repair and replacement parts, access to technical assistance, and unspecified software updates and upgrades on a when-and-if available basis.
     Support services are offered under renewable, fee-based contracts. Revenue from customer support contracts is deferred and recognized ratably over the contractual support period, in accordance with Financial Accounting Standards Board (“FASB”) Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts. Support contracts generally range from one to five years.
     Returns. Foundry provides a provision for estimated customer returns at the time product revenue is recognized as a reduction to product revenue. Its provision is based primarily on historical sales returns and return policies. Foundry’s resellers generally do not have a right of return, and contracts with original equipment manufacturers only provide for rights of return in the event the Company’s products do not meet its published specifications or there is an epidemic failure, as defined in the contracts.
     Segment and Geographic Information
     Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. Foundry is organized as, and operates in, one reportable segment: the design, development, manufacturing, marketing and sale of a comprehensive, end-to-end suite of high-performance data networking solutions, including Ethernet Layer 2-7 switches, Metro routers and Internet traffic management products. Foundry’s chief operating decision-maker reviews consolidated financial information, accompanied by information about revenue by geographic region and configuration type. The Company does not assess the performance of its geographic regions on other measures of income or expense, such as depreciation and amortization, gross margin or net income. In addition, Foundry’s assets are primarily located in its corporate office in the United States and are not allocated to any specific region. Therefore, geographic information is presented only for net product revenue.
     Foundry manages its business based on four geographic regions: the Americas (primarily the United States); Europe, the Middle East, and Africa (“EMEA”); Asia Pacific; and Japan. Foundry’s foreign offices conduct sales, marketing and support activities. Because some of Foundry’s customers, such as the United States government and multinational companies, span various geographic locations, the Company determines revenue by geographic region based on the billing location of the customer.
     Income Taxes
     Foundry adopted Financial FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”) on January 1, 2007. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position that an entity takes or expects to take in a tax return. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. Under FIN 48, an entity may only recognize or continue to recognize tax positions that meet a “more likely than not” threshold. In accordance with Foundry’s accounting policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. This policy did not change as a result of the Company’s adoption of FIN 48.
     Recent Accounting Pronouncements
     Effective January 1, 2008, Foundry adopted EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. The adoption did not have a material impact on the Company’s consolidated results or operations or financial condition.
     Effective January 1, 2008, Foundry adopted certain provisions of SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which the FASB issued in September 2006. SFAS 157 establishes specific criteria for the fair value measurement of financial and nonfinancial assets and liabilities that are already subject to fair value under current accounting rules. SFAS 157 also requires expanded disclosures related to fair value measurements. In February 2008, the FASB issued Staff Position (“FSP”) 157-2, which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, except for items that are recognized or disclosed at fair value on at least an annual basis. The Company elected to delay the adoption date for the portions of SFAS 157 impacted by FSP 157-2, and, as a result, it adopted a portion of the provisions of SFAS 157. The partial adoption of SFAS 157 was prospective and did not have a significant effect on the Company’s consolidated results of operations and financial condition as the result of adoption. The Company is currently evaluating the impact of measuring the remaining nonfinancial assets and nonfinancial liabilities under FSP No. 157-2 on its results of operations and financial condition.
     Effective January 1, 2008, the Company adopted FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115 (“SFAS 159”), which the FASB issued in February 2007. SFAS 159 expands the use of fair value accounting but does not affect existing standards, which require assets or liabilities to be carried at fair value. Under SFAS 159, an entity may elect to use fair value to measure certain eligible items. The fair value option may be elected generally on an instrument-by-instrument basis as long as it is applied to the instrument in its entirety, even if an entity has similar instruments that it elects not to measure based on fair value. Upon adoption, the Company did not elect to adopt the fair value option on eligible items under SFAS 159.

2. CASH EQUIVALENTS AND INVESTMENTS
     Cash equivalents and investments consist of the following (in thousands):

	June 30, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
Cash equivalents:
Money market funds	$152,643	$—	$—	$152,643
U.S. Treasuries and Government-sponsored enterprise securities	69,948	8	(2)	69,954
Available-for-sale:
Auction rate municipal bonds	83,150	—	(6,023)	77,127
Held-to-maturity:
Municipal bonds	20,392	133	(4)	20,521
U.S. Treasuries and Government-sponsored enterprise securities	594,660	528	(347)	594,841

	$920,793	$669	$(6,376)	$915,086

Cash equivalents	$222,591	$8	$(2)	$222,597
Short-term investments	590,906	542	(347)	591,101
Long-term investments	107,296	119	(6,027)	101,388

	$920,793	$669	$(6,376)	$915,086

	December 31, 2007
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
Cash equivalents:
Money market funds	$158,080	$—	$—	$158,080
Government-sponsored enterprise securities	114,445	29	—	114,474
Available-for-sale:
Auction rate municipal bonds	82,500	—	—	82,500
Held-to-maturity:
Municipal bonds	42,362	133	—	42,495
Government-sponsored enterprise securities	508,845	551	(9)	509,387

	$906,232	$713	(9)	$906,936

Cash equivalents	$272,525	29	—	$272,554
Short-term investments	575,645	550	(9)	576,186
Long-term investments	58,062	134	—	58,196

	$906,232	$713	$(9)	$906,936

     Municipal bonds. Unrealized gains and losses as of June 30, 2008 on Foundry’s investments in municipal bonds were caused by interest rate movements. The contractual terms of the debentures do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. As of June 30, 2008, all of Foundry’s municipal bonds had an investment grade credit rating.
     U.S. Treasuries and Government-sponsored enterprise securities (“GSEs”). Foundry’s U.S. Treasuries and GSE portfolio includes direct debt obligations of United States Treasury, Federal Home Loan Bank, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Federal Farm Credit Bank agencies. Unrealized losses as of June 30, 2008 were caused by interest rate movements. The contractual terms of the investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. As of June 30, 2008, the issuers of Foundry’s GSEs had a credit rating of AAA.
     Auction rate municipal bonds (“auction rate securities”). Foundry’s auction rate securities primarily consist of student loan debt obligations whose underlying assets are primarily Federal Family Education Loan Program (“FFELP”) loans guaranteed by the U.S. Department of Education. As a result of auction failures, actual market prices or relevant observable inputs were not readily available to determine the fair value of the Company’s auction rate securities. The current market conditions required the Company to use discounted cash-flow valuation models that depend on management’s assumptions to value its auction rate securities. Based on the valuation model, the Company recorded an unrealized other comprehensive loss of $2.0 million and $6.0 million during the three and six months ended June 30, 2008, respectively. The additional unrealized comprehensive loss recorded during the three months ended June 30, 2008 was based on changes in assumptions used in the valuation models primarily due to the change in the expected time of resolution of instruments containing a lower percentage of FFELP loans within the underlying collateral. As of June 30, 2008, the Company held $74.6 million of auction rate securities as long-term investments based on the estimated period when recovery of fair value is likely to occur.
     The Company expects to liquidate its auction rate securities without significant loss primarily due to the large portion of government guaranteed loans within the underlying collateral of the instruments. The Company has determined that these securities are temporarily impaired primarily due to the expected time to resolution of instruments containing a lower percentage of FFELP loans, changes in interest rate assumptions and liquidity factors. The impairment is not the result of the Company’s concerns regarding the credit quality of the issuers. In addition, the Company has the ability and intent to hold its $77.1 million of auction rate securities, held as of June 30, 2008, until market stability is restored with respect to these securities. However, it could take until the final maturity of the underlying notes (up to 33 years) to realize the investments’ recorded value. During the second quarter of 2008, issuers of auction rate securities, similar to those held by the Company, began to call certain of their auction rate securities at par. The Company has been notified that one of its auction rate securities, representing approximately 3% of its auction rate portfolio, was called at par, payable on the next reset date during the third quarter of 2008. Notwithstanding this notification, there is no guarantee that any portion of Foundry’s auction rate portfolio will be called at par or otherwise regain liquidity.
     In accordance with Emerging Issues Task Force (“EITF”) Abstract No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, (“EITF 03-1”), the following table summarizes the fair value and gross unrealized losses related to Foundry’s available-for-sale and held-to-maturity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of June 30, 2008 (in thousands):

	Loss Less Than 12 months		Loss Greater Than 12 months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Available-for-sale:
Auction rate municipal bonds	$74,627	$(6,023)	—	—	$74,627	$(6,023)
Held-to-maturity:
Municipal Bonds	1,506	(4)	—	—	1,506	(4)
U.S. Treasuries and GSEs	293,354	(349)	—	—	293,354	(349)

	$369,487	$(6,376)	$—	$—	$369,487	$(6,376)

     Because the decline in the market value of Foundry’s investments is attributable to the valuation of instruments containing a lower percentage of FFELP loans within the underlying collateral, changes in interest rates and liquidity factors and not credit quality, and because the Company has the ability and intent to hold these investments until a recovery of its amortized cost, it does not consider these investments to be other-than-temporarily impaired at June 30, 2008.
3. FAIR VALUE DISCLOSURES
Fair Value Measurements
     The fair value of the Company’s cash equivalents and investments has been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. Refer to Note 1. “Summary of Significant Accounting Policies” in the Notes to Condensed Consolidated Financial Statements for a discussion of the Company’s policies regarding this hierarchy. The Company records its held-to maturity cash equivalents and investments at amortized cost and records its available-for-sale auction rate securities at fair value.

     The measurements used to determine fair value of Foundry’s cash equivalent and investment portfolio as of June 30, 2008 consisted of the following (in thousands):

		Fair Value Measurements at Reporting Date Using
		Quoted Prices In
		Active Markets	Significant	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	6/30/2008	(Level 1)	(Level 2)	(Level 3)
Cash equivalents:
Money market funds	$152,643	$152,643	$—	$—
U.S. Treasuries and GSEs	69,954	39,991	29,963	—
Available-for-sale:
Auction rate municipal bonds	77,127	—	—	77,127
Held-to-maturity:
Municipal bonds	20,521	—	20,521	—
U.S. Treasuries and GSEs	594,841	223,925	370,916	—

Total	$915,086	$416,559	$421,400	$77,127

     The table below provides a reconciliation of Foundry’s financial assets measured at fair value on a recurring basis, consisting of available-for-sale auction rate securities, using significant unobservable inputs (Level 3) for the three and six months ended June 30, 2008 (in thousands):

	Fair Value Measurements Using
	Significant Unobservable Inputs (Level 3)
	Three Months Ended	Six Months Ended
	June 30, 2008	June 30, 2008
Beginning Balance	$79,179	$—
Total realized gains or (losses) included in net income	—	—
Total unrealized losses included in other comprehensive income	(2,052)	(6,023)
Purchases, sales and settlements, net	—	—
Transfers in Level 3	—	83,150

Ending balance	$77,127	$77,127

     Gains and losses (realized and unrealized) included in earnings during the three and six months ended June 30, 2008 are reported in interest and other income as follows (in thousands):

	Three Months Ended	Six Months Ended
	June 30, 2008	June 30, 2008
Total gains included in earnings	$—	$12

Change in unrealized gains or (losses) relating to assets still held at the reporting date	$—	$—

4. INVENTORIES
     Inventories are stated on a first-in, first-out basis at the lower of cost or estimated net realizable value, and include purchased parts and subassemblies, labor and manufacturing overhead. Inventories consist of the following (in thousands):

	June 30, 2008	December 31, 2007
Purchased parts	$7,107	$4,279
Work-in-process	20,480	17,195
Finished goods	21,944	20,910

	$49,531	$42,384

     Compensation cost capitalized as part of inventory as of June 30, 2008 and December 31, 2007 was $0.2 million for both of the respective periods.

5. DEFERRED REVENUE
     Amounts billed in excess of revenue recognized are included as deferred revenue in the accompanying consolidated balance sheets. Product deferred revenue includes shipments to direct end-users, resellers and integration partners. Below is a breakdown of the Company’s deferred revenue (in thousands):

	June 30, 2008	December 31, 2007
Product	$5,351	$3,095
Support	85,017	77,672

Total	$90,368	$80,767

Reported as:
Current	$61,922	$52,981
Non Current	28,446	27,786

Total	$90,368	$80,767

     Foundry offers its customers renewable support arrangements, including extended warranties, that generally have terms of one or five years. However, the majority of Foundry’s support contracts have one year terms. The change in the Company’s deferred support revenue balance was as follows for the six months ended June 30, 2008 (in thousands):

Deferred support revenue at December 31, 2007	$77,672
New support arrangements	56,576
Recognition of support revenue	(49,231)

Ending balance at June 30, 2008	$85,017

6. COMMITMENTS AND CONTINGENCIES
     Purchase Commitments with Suppliers and Third-Party Manufacturers
     Foundry uses contract manufacturers to assemble certain parts for its chassis and its stackable products. The Company also utilizes third-party OEMs to manufacture certain Foundry-branded products. In order to reduce lead-times and ensure an adequate supply of inventories, Foundry’s agreements with some of these manufacturers allow them to procure long lead-time component inventory on the Company’s behalf based on a rolling production forecast provided by Foundry. The Company is contractually obligated to purchase long lead-time component inventory procured by certain manufacturers in accordance with its forecasts although it can generally give notice of order cancellation if such notice is given at least 90 days prior to the delivery date. In addition, the Company issues purchase orders to its component suppliers and third-party manufacturers that may not be cancelable. As of June 30, 2008, Foundry had approximately $65.2 million of open purchase orders with its component suppliers and third-party manufacturers that may not be cancelable.
     Guarantees and Product Warranties
     The Company has indemnification obligations contained in commercial agreements, including customary intellectual property indemnifications for the Company’s products contained in agreements with its resellers and end-users. The Company has not historically recorded a liability related to these indemnification provisions, and its indemnification arrangements have not had any significant impact on the Company’s financial position, results of operations, or cash flows.
     The Company provides customers with a standard one or five year hardware warranty, depending on the type of product purchased, and a 90-day software warranty. Customers can upgrade and/or extend the warranty by purchasing one of Foundry’s customer support programs. The Company’s warranty accrual represents its best estimate of the amount necessary to settle future and existing claims as of the balance sheet date. Foundry accrues for warranty costs based on estimates of the costs that may be incurred under its warranty obligations including material and labor costs. The warranty accrual is included in its cost of revenues and is recorded at the time revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, estimated material costs and estimated labor costs. The Company periodically assesses the adequacy of its warranty accrual and adjusts the amount as considered necessary.

     Changes in product warranty liability for the six months ended June 30, 2008 were as follows (in thousands):

Balance, December 31, 2007	$2,251
Liabilities accrued for warranties issued during the period	588
Warranty claims settled during the period	(740)
Changes in liabilities for pre-existing warranties during the period, including changes in estimates	(412)

Balance, June 30, 2008	$1,687

     In the ordinary course of business, Foundry enters into contractual arrangements under which it may agree to indemnify the counter-party from losses relating to a breach of representations and warranties, a failure to perform certain covenants, or claims and losses arising from certain external events as outlined within the particular contract, which may include, for example, losses arising from litigation or claims relating to past performance. Such indemnification clauses may not be subject to maximum loss clauses. No amounts were reflected in the Company’s condensed consolidated financial statements as of June 30, 2008 or December 31, 2007 related to these indemnifications.
Litigation
     Intellectual Property Proceedings. On June 21, 2005, Enterasys Networks, Inc. (“Enterasys”) filed a lawsuit against Foundry (and Extreme Networks) in the United States District Court for the District of Massachusetts alleging that certain of Foundry’s products infringe six of Enterasys’ patents and seeking injunctive relief, as well as unspecified damages. On August 22, 2005, Foundry filed a response to the complaint denying the allegations. On November 3, 2005 the court severed Enterasys’ claim against Foundry and Extreme into two separate cases. The discovery process began, and proceeded through August 2007. Opening briefs for a Markman claim construction hearing were filed on August 17, 2007, which was to be held on October 15, 2007. However, on August 28, 2007, before responsive Markman briefs were filed by the parties, Foundry filed a motion to stay the case, which was assented to by Enterasys, because of petitions that Foundry had filed with the U.S. Patent and Trademark Office (the “USPTO”) requesting that the USPTO reexamine the validity of five of the six Enterasys patents in view of certain prior art. On August 28, 2007, the court granted Foundry’s motion to stay the case. All activity in the case is now on hold while the USPTO reexamination process proceeds. On March 24, 2008, the USPTO issued an Office Action with respect to the first of the five Enterasys patents being re-examined, namely, U.S. Patent # 6,539,022, in which all of the claims challenged by Foundry were rejected over the prior art cited by Foundry. Enterasys filed a response to the Office Action on May 27, 2008, which the USPTO is now considering. On June 24, 2008, the USPTO issued an Office Action with respect to a second of the five patents being reexamined, namely U.S. Patent 6,147,995. The USPTO rejected some, but not all, of the patent claims that were challenged by Foundry. Enterasys has until August 24, 2008 to respond to this Office Action. The reexamination proceedings are ex parte, meaning that Foundry cannot participate in the re-examination proceedings between Enterasys and the USPTO concerning the Office Actions. It is expected that the USPTO will continue issuing Office Actions concerning the merits of the petitions (i.e., assessing the validity of the patents over the prior art cited by Foundry) over the next six months to a year. At some point in the future, the stay of the case may be lifted by the court, depending mainly on the results of the reexamination process. At that time, the court would issue a new scheduling order for the case. The Company is vigorously defending itself against Enterasys’ claims.
     On September 6, 2006, Chrimar Systems, Inc. (“Chrimar”) filed a lawsuit against the Company in the United States District Court for the Eastern District of Michigan alleging that certain of Foundry’s products infringe Chrimar’s U.S. Patent 5,406,260 and seeking injunctive relief, as well as unspecified damages. The Company filed an answer denying the allegations and counterclaim on September 27, 2006. Subsequently, Chrimar identified claim 17 of the patent as the exemplary claim being asserted against Foundry. The court appointed a special master for the case, Professor Mark Lemley of Stanford University Law School. On March 6, 2008, the Special Master held a Markman claim construction hearing and, on March 31, 2008, the Special Master filed a report and recommendation with the court on how the claims should be construed. On May 1, 2008, the parties filed objections to the Special Master’s report. The court held a hearing concerning the parties’ objections to the Special Master’s report on July 21, 2008, and is expected to issue an order construing the claims in the next few months. It is expected that, after the issuance of a claim construction order, the court will set a further schedule for the case. The Company is vigorously defending itself against Chrimar’s claims.
     On February 7, 2008, Network-1 Security Solutions, Inc. (“Network-1”) filed a lawsuit against Foundry and other networking companies, namely, Cisco Systems, Inc., Cisco-Linksys, LLC, Adtran, Inc., Enterasys Networks, Inc., Extreme Networks, Inc., Netgear, Inc, and 3Com Corporation in the United States District Court for the Eastern District of Texas, Tyler Division, alleging that certain of Foundry’s products infringe Network-1’s U.S. Patent No 6,218,930 and seeking injunctive relief, as well as unspecified damages. On March 3, 2008, Foundry filed an answer to the complaint denying the allegations, and asserting various counterclaims. The other defendants filed answers in April 2008. On June 17, 2008, the court issued a scheduling order for the case and, in particular, scheduled a Markman claim construction hearing for December 3, 2009, and a trial for July 12, 2010. The Company is committed to vigorously defending itself against Network-1’s claims.
     On February 26, 2008, Fenner Investments, Ltd. (“Fenner”) filed a lawsuit against Foundry, 3Com Corporation, Extreme Networks, Inc., Netgear, Inc., Zyxel Communications, Inc., D-Link Systems, Inc., and SMC Networks, Inc. in the United States District Court for the Eastern District of Texas, Tyler Division, alleging that certain of Foundry’s products infringe Fenner’s U.S. Patent No. 7,145,906 and seeking injunctive relief, as well as unspecified damages. On February 28, 2008, Fenner filed an amended complaint that added three additional defendants, namely, Tellabs, Inc., Tellabs North America, Inc., and Enterasys Networks, Inc. Subsequently, on May 5, 2008, Fenner filed a second amended complaint, which added infringement claims concerning a second Fenner patent, U.S. Patent No. 5,842,224, against Foundry and the other defendants. Foundry’s answer to the second amended complaint was filed on May 16, 2008. The Court has not yet issued a scheduling order. The Company is committed to vigorously defending itself against Fenner’s claims.
     Securities Litigation. Foundry remains a defendant in a class action lawsuit filed on November 27, 2001 in the United States District Court for the Southern District of New York (the “District Court”) on behalf of purchasers of Foundry’s common stock alleging violations of federal securities laws. The case was designated as In re Foundry Networks, Inc. Initial Public Offering Securities Litigation, No. 01-CV-10640 (SAS)(S.D.N.Y.), related to In re Initial Public Offering Securities Litigation, No. 21 MC 92 (SAS)(S.D.N.Y.). The case is brought purportedly on behalf of all persons who purchased Foundry’s common stock from September 27, 1999 through December 6, 2000. The operative amended complaint names as defendants the Company and two current and one former Foundry officer (the “Foundry Defendants”), including the Company’s Chief Executive Officer and former Chief Financial Officer, and investment banking firms that served as underwriters for Foundry’s initial public offering in September 1999 (the “IPO”). The amended complaint alleged violations of Sections 11 and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934, on the grounds that the registration statement for the IPO failed to disclose that (i) the underwriters agreed to allow certain customers to purchase shares in the IPO in exchange for excess commissions to be paid to the underwriters, and (ii) the underwriters arranged for certain customers to purchase additional shares in the aftermarket at predetermined prices. The amended complaint also alleges that false or misleading analyst reports were issued and seeks unspecified damages. Similar allegations were made in lawsuits challenging over 300 other initial public offerings conducted in 1999 and 2000. The cases were consolidated for pretrial purposes.
     In 2004, the Company accepted a settlement proposal presented to all issuer defendants. Under the terms of this settlement, the plaintiffs would have dismissed and released all claims against the Foundry Defendants in exchange for a contingent payment by the insurance companies collectively responsible for insuring the issuers in all of the IPO cases and for the assignment or surrender of control of certain claims the Company may have against the underwriters. However, the settlement required approval by the District Court. Prior to a final decision by the District Court, the Second Circuit Court of Appeals vacated the class certification of plaintiffs’ claims against the underwriters in six cases designated as focus or test cases. In re Initial Public Offering Securities Litigation, 471 F.3d 24 (2d Cir. Dec. 5, 2006). In response, on December 14, 2006, the District Court ordered a stay of all proceedings in all of the lawsuits pending the outcome of plaintiffs’ petition to the Second Circuit for rehearing en banc and resolution of the class certification issue. On April 6, 2007, the Second Circuit denied plaintiffs’ petition for rehearing, but clarified that the plaintiffs may seek to certify a more limited class in the District Court. In view of that decision, the parties withdrew the prior settlement. The plaintiffs have filed amended complaints in an effort to comply with the Second Circuit decision. The Company, and the previously named officers, are still named defendants in the amended complaint. On March 26, 2008, the District Court issued an order granting in part and denying in part defendants’ motions to dismiss the amended complaints in the six focus cases. In particular, the District Court denied the motions to dismiss as to the Section 10(b) claims. The District Court also denied the motions to dismiss as to the Section 11 claims except for those claims raised by two different classes of plaintiffs. More specifically, the District Court dismissed the Section 11 claims raised by (1) those plaintiffs who had no conceivable damages because they sold their securities above the offering price; and (2) those plaintiffs whose claims were time barred because they purchased their securities outside the previously certified class period. If an amended or modified settlement is not reached and thereafter approved by the District Court, the Company intends to defend the lawsuit vigorously. Because of the inherent uncertainty of litigation, however, Foundry cannot predict its outcome.
     In August and September 2006, purported Foundry stockholders filed two putative derivative actions against certain of Foundry’s current and former officers, directors and employees in the Superior Court of the State of California County of Santa Clara. Both actions were consolidated into In re Foundry Networks, Inc. Derivative Litigation, Superior Court of the State of California, Santa Clara County, Lead Case. No. 1-06-CV 071651 (the “Consolidated Action”). On February 5, 2007, plaintiffs served a Consolidated Amended Shareholder Derivative Complaint (the “CAC”). The CAC names 19 defendants and Foundry as a nominal defendant. In general, the CAC alleges that certain stock option grants made by Foundry were improperly backdated and that such alleged backdating resulted in alleged violations of generally accepted accounting principles, the dissemination of false financial statements and potential tax ramifications. The CAC asserts 11 causes of action against certain and/or all of the defendants, including, among others, breach of fiduciary duty, unjust enrichment and violations of California Corporations Code Sections 25402 and 25403. On February 13, 2007, the Company filed a motion to stay the CAC pending resolution of a substantially similar derivative action pending in the United States District Court for the Northern District of California, San Jose Division. On March 20, 2007, the court granted the motion to stay. The action continues to be stayed.
     On March 9, 2007, a purported Foundry stockholder served Foundry’s registered agent for service of process with a putative derivative action against Foundry and certain of its current and former officers, directors and employees. The action was filed on February 28, 2007, in the Superior Court of the State of California, Santa Clara County, and captioned Patel v. Akin, et al. (Case No. l-07-CV 080813). The Patel action generally asserted similar claims as those in the Consolidated Action as well as a cause of action for violation of Section 1507 of the California Corporations Code which is not asserted in the Consolidated Action. On April 4, 2007 the plaintiff filed a Request for Voluntary Dismissal of the action. On June 19, 2007, plaintiff re-filed the action Patel v. Akin, et al. (Civil Action No. 3036-VCL), in the Court of Chancery of the State of Delaware, New Castle County. The complaint again generally asserts similar claims as those in the Consolidated Action and seeks judgment against the individual defendants for damages purportedly sustained by the Company as a result of the alleged misconduct, as well as unspecified equitable relief to remedy the individual defendants’ alleged breaches of fiduciary duties. The complaint further seeks an award of attorney’s fees and costs, accountants’ and experts’ fees, cost and expenses, and such other relief as the Court might deem proper. The parties have engaged in settlement discussions, which are ongoing. Because of the inherent uncertainty of litigation, however, Foundry cannot predict whether a settlement will be reached or the outcome of the litigation.
     In September and October 2006, purported Foundry stockholders filed four putative derivative actions against Foundry and certain of its current and former officers, directors and employees in the United States District Court for the Northern District of California. The four actions were captioned Desai v. Johnson, et al. (Case No. C-06-05598 PVT), McDonald v. Johnson, et al. (Case No. C06 06099 HRL), Jackson v. Akin, et al. (C06 06509 JCS) and Edrington v. Johnson, Jr., et al. (C06 6752 RMW). On December 8, 2006, the actions were consolidated into In re Foundry Networks, Inc. Derivative Litigation, U.S.D.C. No. Dist. Cal. (San Jose Division), Case No. 5:06-CV-05598-RMW. A hearing on certain plaintiffs’ motion to appoint lead plaintiff and lead counsel was held on February 2, 2007, and, on February 12, 2007, the court appointed lead plaintiff and lead counsel. On February 15, 2007, Edrington v. Johnson, Jr., et al was voluntarily dismissed. Pursuant to a stipulation among the parties, on March 26, 2007, plaintiffs filed and served a Consolidated Derivative Complaint (the “CDC”). The CDC generally alleges that certain stock option grants made by Foundry were improperly backdated and that such alleged backdating resulted in alleged violations of generally accepted accounting principles, dissemination of false financial statements and potential tax ramifications. The CDC pleads a combination of causes of action, including, among others, breach of fiduciary duty, unjust enrichment and violations of Sections 10(b), 14(a) and 20(a) of the Securities and Exchange Act of 1934. On May 10, 2007, Foundry filed a motion to dismiss the CDC. Pursuant to a stipulation among the parties, the individual defendants named in the CDC are not required to answer or otherwise respond to the CDC unless the court denies Foundry’s motion to dismiss. On June 25, 2007, plaintiffs filed an opposition to Foundry’s motion to dismiss, and, on August 2, 2007, Foundry filed a reply to plaintiffs’ opposition. Pursuant to a stipulation among the parties and an order of the Court, the hearing on Foundry’s motion to dismiss occurred on May 23, 2008, but the court has not yet ruled on the motion. The parties have engaged in settlement discussions, which are ongoing. Because of the inherent uncertainty of litigation, however, Foundry cannot predict whether a settlement will be reached or the outcome of the litigation.
     On October 3, 2007, a purported Foundry stockholder filed a lawsuit naming Foundry as a nominal defendant in the United States District Court, Western District of Washington in Seattle. The action is captioned Vanessa Simmonds v. Deutsche Bank AG, Merrrill Lynch & Co and JPMorgan Chase & Co. Defendants, and Foundry Networks, Inc., Nominal Defendant (Case No. 2:07-CV-01566-JCC). On February 28, 2008, the plaintiff filed a first amended complaint. The action alleges that Deutsche Bank, Merrill Lynch and JPMorgan profited from transactions in Foundry stock by engaging in short-swing trades. By stipulation and order of the court, the Company is not required to answer or otherwise respond to the first amended complaint.
     On July 23, 2008, an action, Doug Edrington v. Bobby R. Johnson, Jr., et al. (Case No. 1:08-CV-118013), was filed in the Superior Court of the State of California for the County of Santa Clara. In this action, the plaintiff named as defendants the members of the board of directors of Foundry. The complaint asserts claims on behalf of the Company’s stockholders who are similarly situated with the plaintiff. Among other things, the complaint alleges that the members of the Company’s board of directors have breached their fiduciary duties to the Company’s stockholders in connection with the proposed acquisition of the Company by Brocade Communications Systems, Inc. (“Brocade”) and engaged in self-dealing in connection with approval of the Merger, allegedly resulting in an unfair process and unfair price to the Company’s stockholders. The complaint seeks class certification and certain forms of equitable relief, including enjoining the consummation of the proposed merger. The Company believes that the allegations of the complaint are without merit and intends to vigorously contest the action. However, there can be no assurances that the defendants will be successful in such defense.

     United States Attorney’s Office Subpoena for Production of Documents. On June 26, 2006, Foundry received a subpoena from the United States Attorney’s Office for the production of documents relating to its historical stock option granting practices. The Company has produced certain documents to the United States Attorney’s Office in October of 2006, but has not received correspondence from the United States Attorney’s Office since the Company’s production of documents. The Company has cooperated with the United States Attorney’s Office and will continue to do so if requested by the United States Attorney’s Office.
     General. From time to time, the Company is subject to other legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, copyrights, patents and/or other intellectual property rights. From time to time, third parties assert patent infringement claims against the Company in the form of letters, lawsuits and other forms of communication. In addition, from time to time, the Company receives notification from customers claiming that they are entitled to indemnification or other obligations from the Company related to infringement claims made against them by third parties. In accordance with SFAS No. 5, Accounting for Contingencies, (“SFAS 5”), the Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a quarterly basis and records any necessary adjustments to reflect the effect of ongoing negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case in the period they become known. At June 30, 2008, the Company had not recorded any such liabilities in accordance with SFAS 5. The Company believes it has valid defenses with respect to the legal matters pending against it. In the event of a determination adverse to Foundry, the Company could incur substantial monetary liability and be required to change its business practices. Any unfavorable determination could have a material adverse effect on Foundry’s financial position, results of operations, or cash flows.
7. STOCKHOLDERS EQUITY
     Share Repurchase Program. In July 2007, the Company’s Board of Directors approved a share repurchase program authorizing the Company to purchase up to $200 million of its common stock. In April 2008, the Company’s Board of Directors approved an increase to the size of the share repurchase program of an additional $100 million. That approval expanded the share repurchase program to $300 million. The number of shares to be purchased and the timing of purchases was based on several factors, including the price of Foundry’s stock, general business and market conditions, and other investment opportunities. The share repurchase program is scheduled to expire on December 31, 2008. However, in light of the proposed acquisition of the Company by Brocade, the Company does not currently anticipate buying back any additional shares under the share repurchase program.
     The stock repurchase activity under the share repurchase program during the six months ended June 30, 2008 is summarized as follows (in thousands, except per share amounts):

	Total Number	Average Price
	of Shares	Paid per	Amount of
Six Months Ended June 30, 2008	Purchased	Share	Repurchases
Cumulative balance at December 31, 2007	4,381	$18.93	$82,930
Repurchase of common stock	5,640	13.40	75,580

Cumulative balance at June 30, 2008	10,021	$15.82	$158,510

     The purchase price for the repurchased shares in the table above is reflected as a reduction to retained earnings. Common stock repurchases under the program are recorded based upon the settlement date of the applicable trade for accounting purposes. All shares of common stock repurchased under this program have been retired.
     Other Repurchases of Common Stock. The Company also repurchases shares in settlement of employee tax withholding obligations due upon the vesting of restricted stock or stock units.
     Stock-Based Compensation Plans. The Company has adopted stock-based compensation plans that provide for the grant of stock-based awards to employees and directors, including stock options and restricted stock awards which are designed to reward employees for their long-term contributions to the Company and provide an incentive for them to remain with Foundry. As of June 30, 2008, the Company had three stock-based compensation plans: the 2006 Stock Incentive Plan (the “2006 Stock Plan”), the 1999 Directors’ Stock Option Plan, and the 2000 Non-Executive Stock Option Plan.
     On June 16, 2006, stockholders approved the adoption of the 2006 Stock Plan replacing the 1996 Stock Plan. No further grants will be made under the 1996 Stock Plan. Under the 2006 Stock Plan, the stockholders authorized the issuance of up to 26,000,000 shares of common stock to Foundry’s employees, consultants and non-employee directors. The 2006 Stock Plan has a fixed number of shares and will terminate on December 31, 2009. The 2006 Stock Plan is not an “evergreen” plan. The number of shares of Foundry’s common stock available for issuance under the 2006 Stock Plan will be reduced by one share for every one share issued pursuant to a stock option or stock appreciation right and by 2.3 shares for every one share issued as restricted stock or a restricted stock unit. Stock options and stock appreciation rights must be granted with an exercise price of not less than 100% of the fair market value of the Company’s common stock on the date of grant. Repricing of stock options and stock appreciation rights is prohibited without stockholder approval. Awards under the 2006 Stock Plan may be made subject to performance conditions as well as conditions based on time.
     Under the 1996 Stock Plan, the 1999 Directors’ Stock Option Plan, and the 2000 Non-Executive Stock Option Plan, stock options generally have an exercise price equal to the fair market value of Foundry’s common stock on the date of grant. Options vest over a vesting schedule determined by the Board of Directors, generally one to five years. Options granted prior to January 1, 2005 expire 10 years from the date of grant for all stock-based compensation plans. Options granted after January 1, 2005 expire 5 years from the date of grant for the 2006 Stock Plan, the 1996 Stock Plan and the 2000 Non-Executive Stock Option Plan. Options granted after January 1, 2005 expire 10 years from the date of grant for the 1999 Directors’ Stock Option Plan. On April 21, 2008, the Company’s Board of Directors resolved to discontinue further equity award grants from the 2000 Non-Executive Stock Option Plan. The last grant from the 2000 Non-Executive Stock Option Plan was made on April 29, 2005.
     A summary of Foundry’s stock option activity for all stock option plans for the six months ended June 30, 2008 is set forth in the following table (which excludes restricted stock awards and restricted stock units):

		Weighted-
		Average	Remaining
	Options	Exercise	Contractual	Aggregate
	Outstanding	Price	Life (years)	Intrinsic Value
				(in thousands)
Balance, December 31, 2007	30,528,237	$16.38
Granted	1,604,250	$12.81
Exercised	(457,774)	$8.02
Forfeited/expired	(579,448)	$19.92

Balance, June 30, 2008	31,095,265	$16.25	4.04	$30,861

Vested and expected to vest at June 30, 2008	29,803,257	$16.28	4.03	$30,645

Exercisable at June 30, 2008	23,440,864	$16.46	3.95	$29,764

     The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between Foundry’s closing stock price on the last trading day of the second quarter of 2008 and the exercise price for all in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2008.
     As of June 30, 2008, there was $38.3 million of total unrecognized compensation cost related to stock options granted under the Company’s stock-based compensation plans. That cost is expected to be recognized over a weighted-average period of 2.8 years.
     Restricted Stock Awards. A summary of the Company’s restricted stock award activity and related information for the six months ended June 30, 2008 is set forth in the following table:

	Restricted Stock	Weighted Average
	Outstanding	Grant Date Fair Value
	(in thousands)
Balance, December 31, 2007	953	$16.59
Granted	—	$—
Vested	(315)	$14.68
Forfeited	—	$—

Balance, June 30, 2008	638	$17.54

     As of June 30, 2008, there was $6.1 million of total unrecognized compensation cost related to restricted stock awards granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.9 years.

     Restricted Stock Units. The following schedule summarizes information about the Company’s restricted stock units (“RSUs”) for the six months ended June 30, 2008:

		Remaining
		Contractual	Aggregate
	Shares	Life (years)	Intrinsic Value
	(in thousands)		(in thousands)
Balance, December 31, 2007	1,639
Awarded	9
Released	—
Forfeited/expired	(46)

Balance, June 30, 2008	1,602	1.19	$18,935

Vested and expected to vest at June 30, 2008	1,379	1.14	$16,300

Exercisable at June 30, 2008	—	—	$—

     None of the awarded RSUs were vested as of June 30, 2008. These RSUs have been deducted from the shares available for grant under the Company’s stock option plans at a rate of 2.3 shares for every one share issued under the 2006 plan.
     As of June 30, 2008, approximately $18.8 million of total unrecognized compensation cost related to RSUs is expected to be recognized over a weighted-average period of 2.2 years.
     Employee Stock Purchase Plan. Under Foundry’s 1999 Employee Stock Purchase Plan (the “ESPP”), employees are granted the right to purchase shares of common stock at a price per share that is 85% of the lesser of the fair market value of the shares at (i) the beginning of a rolling two-year offering period or (ii) the end of each semi-annual purchase period, subject to a plan limit on the number of shares that may be purchased in a purchase period. During the six months ended June 30, 2008, the Company issued an aggregate of 1,162,809 shares under the ESPP at an average per share price of $8.95. The Company issued no shares under the ESPP during the six months ended June 30, 2007. A total of 5,465,967 shares of common stock were reserved for issuance under the ESPP as of June 30, 2008.
     Stock-based compensation relates to the following categories by period (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Cost of revenue — Product	$430	$319	$905	$634
Cost of revenue — Service	752	414	1,722	863
Research and development	3,837	3,440	8,717	6,778
Sales and marketing	4,494	3,902	9,972	7,597
General and administrative	1,645	1,818	3,843	3,643

Total	$11,158	$9,893	$25,159	$19,515

     Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. Approximately $0.6 million and $0.9 million of excess tax benefits for the six months ended June 30, 2008 and 2007, respectively, have been classified as a financing cash inflow.

8. NET INCOME PER SHARE
     The following table presents the calculation of basic and diluted net income per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(in thousands, except per share amounts)
Net income	$18,326	$15,632	$32,232	$24,723

Basic:
Weighted-average shares outstanding	145,092	147,285	146,163	147,194

Basic EPS	$0.13	$0.11	$0.22	$0.17

Diluted:
Weighted-average shares outstanding	145,092	147,285	146,163	147,194
Add: Weighted-average dilutive potential shares	3,967	6,749	4,056	6,474

Weighted-average shares used in computing diluted EPS	149,059	154,034	150,219	153,668

Diluted EPS	$0.12	$0.10	$0.21	$0.16

     There were 19.9 million and 13.3 million anti-dilutive common stock equivalents for the six months ended June 30, 2008 and 2007, respectively.
9. COMPREHENSIVE INCOME
     Comprehensive income consisted of the following (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Net income	$18,326	$15,632	$32,232	$24,723
Other comprehensive income:
Net unrealized loss on available-for-sale securities	(2,052)	—	(6,023)	—
Foreign currency translation adjustments	74	(118)	(169)	(121)

Total comprehensive income	$16,348	$15,514	$26,040	$24,602

10. SEGMENT AND GEOGRAPHIC INFORMATION
     Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, in deciding how to allocate resources and in assessing performance. Foundry is organized as, and operates in, one reportable segment: the design, development, manufacturing, marketing and sale of a comprehensive, end-to-end suite of high-performance data networking solutions, including Ethernet Layer 2-7 switches, Metro routers and Internet traffic management products. Foundry’s chief operating decision-maker reviews consolidated financial information, accompanied by information about revenue by geographic region and configuration type. The Company does not assess the performance of its geographic regions on other measures of income or expense, such as depreciation and amortization, gross margin or net income. In addition, Foundry’s assets are primarily located in its corporate office in the United States and are not allocated to any specific region. Therefore, geographic information is presented only for net product revenue.
     Foundry manages its business based on four geographic regions: the Americas (primarily the United States); Europe, the Middle East, and Africa (“EMEA”); Asia Pacific; and Japan. Foundry’s foreign offices conduct sales, marketing and support activities. Because some of Foundry’s customers, such as the United States government and multinational companies, span various geographic locations, the Company determines revenue by geographic region based on the billing location of the customer. Net product revenue by region as a percentage of net product revenue was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Americas	68%	69%	66%	68%
EMEA	21%	17%	21%	16%
Asia Pacific	8%	8%	9%	9%
Japan	3%	6%	4%	7%

     Sales to the United States government accounted for approximately 16% and 11% of the Company’s total net revenue for the three months ended June 30, 2008 and 2007, respectively, and 17% and 15% of the Company’s total net revenue for the six months ended June 30, 2008 and 2007, respectively.
     Other than the United States government, no individual customer accounted for 10% or more of the Company’s net product revenue for the three and six months ended June 30, 2008 and 2007. As of June 30, 2008 and December 31, 2007, ten customers accounted for approximately 24% and 38%, respectively, of Foundry’s net outstanding trade receivables.
11. INCOME TAXES
     The Company’s interim effective income tax rate is based on its best estimate of its annual effective income tax rate. The effective income tax rates for the three months ended June 30, 2008 and 2007 were 38% and 39%, respectively. The effective income tax rates for the six months ended June 30, 2008 and 2007 were 37% and 39%, respectively. These rates reflect applicable federal and state tax rates, offset primarily by the tax impact of federal and state research and development tax credits, tax-exempt interest income, and the US production activities deduction. The lower effective tax rate for the six months ended June 30, 2008, compared to the same period in 2007, was primarily due to an increase in the US production activities deduction and a reduction in the impact of stock-based compensation, offset by the expiration of the federal research and development credit.
     When an employee exercises a stock option issued under a nonqualified plan, or has a disqualifying disposition related to a qualified plan, the Company receives an income tax benefit for the difference between the fair market value of the stock issued at the time of the exercise or disposition and the employee’s option price, tax effected. As the Company cannot record the tax benefit for stock-based compensation expense associated with qualified stock options until the occurrence of future disqualifying dispositions of the underlying stock, the Company’s future quarterly and annual effective tax rates will be subject to volatility, and, consequently, the Company’s ability to reasonably estimate its future quarterly and annual effective tax rates will be adversely affected.
     Management believes the Company will likely generate sufficient taxable income in the future to realize the tax benefits arising from its existing net deferred tax assets as of June 30, 2008, although there can be no assurance that it will be able to do so. A portion or all of Foundry’s deferred tax assets relating to stock-based compensation may not ultimately be realized. To the extent the deferred tax benefit is more than the actual tax benefit realized, the difference may impact the income tax expense if the Company does not have a sufficient hypothetical additional paid in capital (“APIC”) pool under SFAS 123R to absorb that difference.
     At December 31, 2007, Foundry had a liability for gross unrecognized tax benefits of $16.6 million, of which $6.9 million, if recognized, would affect the Company’s effective tax rate. During the six months ended June 30, 2008, there was no material change in the amount of the liability for gross unrecognized tax benefits.
     At December 31, 2007, Foundry had a liability for accrued interest and penalties related to the unrecognized tax benefits of $1.8 million. During the six months ended June 30, 2008, there was no material change in the total amount of the liability for accrued interest and penalties related to the unrecognized tax benefits.
     Foundry conducts business globally, and, as a result, the Company files income tax returns in the United States federal jurisdiction and various state and foreign jurisdictions. In the normal course of business the Company is subject to examination by taxing authorities throughout the world. It is possible that the amount of the liability for unrecognized tax benefits may change within the next 12 months, although no specific amount of future change is known at this time, and no estimate of a range of possible change can be quantified.
     In general, Foundry is no longer subject to United States federal income tax examinations for years before 2004 and state and local income tax examinations for years before 2003, except to the extent that tax attributes from the earlier closed years are carried forward to years remaining open for audit.
12. SUBSEQUENT EVENTS
Brocade Acquisition
     The Company entered into an Agreement and Plan of Merger, dated as of July 21, 2008 (the “Merger Agreement”), by and among Brocade Communications Systems, Inc., a Delaware corporation (“Brocade”), Falcon Acquisition Sub, Inc. and the Company, pursuant to which Falcon Acquisition Sub, Inc. will merge with and into the Company, and the Company will become a wholly owned subsidiary of Brocade (the “Merger”).

     Pursuant to the terms of the Merger Agreement, each share of common stock of the Company (“Foundry Common Stock”) (other than shares owned by Foundry or Brocade) will be converted into the right to receive $18.50 in cash plus 0.0907 shares of Brocade common stock (“Brocade Common Stock”). Options to purchase Foundry Common Stock and restricted stock units of Foundry will be converted into the rights described in the Merger Agreement. Brocade has announced that it anticipates financing the Merger through a combination of cash on hand (at both companies) and approximately $1.5 billion of committed debt financing from Bank of America and Morgan Stanley Senior Funding, Inc., subject to customary terms and conditions. Consummation of the Merger is subject to customary conditions, including (i) adoption of the Merger Agreement by holders of a majority of the Foundry Common Stock outstanding, (ii) absence of any law or order prohibiting the consummation of the Merger, and (iii) expiration or termination of the Hart-Scott-Rodino waiting period and certain other regulatory approvals.